FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CANADIAN NATIONAL RAILWAY COMPANY

Items	Description

1	2018 Investor Fact Book Update

Item 1

 Innovating Everywhere, Every Day 2018 INVESTOR FACT BOOK UPDATE

Geikie, AB CONTENTS 22 Non-GAPP Measures document is expressed in Canadian dollars and determined on the basis of PICTURED ABOVE: La Tuque, QC Photo by CN employee Olivier Blackburn. COVER: Photo by CN employee Tim Stevens. FORWARD-LOOKING STATEMENTS: As used herein, the terms “CN”, the “Company”, “we”, “our”, and “us” refer to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Certain statements included in the 2018 CN Investor Fact Book Update constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes”, “expects”, “anticipates”, “assumes”, “outlook”,“plans”, “targets”, or other similar words. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website (www.cn.ca/investors), for a description of major risk factors. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Overview 01 2017 Highlights 02 Our Business at a Glance 04 Financial and Operating Measures Markets 06 Market Overview 09 Petroleum and Chemicals 10 Metals and Minerals 11 Forest Products 12 Coal 13 Grain and Fertilizers 14 Intermodal 15 Automotive Financials 16 Quarterly Consolidated Statements of Income 17 Quarterly Consolidated Balance Sheets 18 Quarterly Consolidated Statements of Cash Flows 20 Quarterly Financial and Statistical Data 25 Shareholder and Investor Information Except where otherwise indicated, all financial information reflected in this United States generally accepted accounting principles (GAAP).

2017 Highlights

CREATING VALUE FOR OUR SHAREHOLDERS

TOTAL REVENUES
$13.0B

OPERATING RATIO
57.4%

FREE CASH FLOW[1]
$2.8B

DIVIDENDS PER SHARE
$1.65

DILUTED EARNINGS PER SHARE
$7.24

ADJUSTED DILUTED EARNINGS PER SHARE[1]
$4.99

1) See pages 22-24 for an explanation of these non-GAAP measures.

289%

SHARE PRICE RETURN SINCE JANUARY 2010[1]

CN's share price on the TSX (CNR) has increased at a compound annual growth rate (CAGR) of 19% since our initial public offering (IPO) in 1995.

CN'S STOCK PERFORMANCE (2010 – 2017)[1]

(Index: Closing price on January 29, 2010 = 100)



400
350
300
250
200
150
100
50
0
CNR (TSX)
CNI (NYSE)
S&P 500
TSX
CAD/USD $
2011
2012
2012
2013
2014
2015
2016
2017

1) As at December 29, 2017

Source: Bloomberg

MARKET CAPITALIZATION[1]

(in billions $)



82.9
77.3
76.0
54.7
54.4
54.1
53.7
52.0
38.9
36.9
Enbridge
CN
Suncor Energy
Canadian Natural Resources
BCE
Brookfield Asset Management
TransCanada
Manulife Financial
Thomson Reuters
Alimentation Couche-Tard

1) List of Canadian corporations traded on the TSX, excluding banks – on December 29, 2017

Source: Bloomberg

Scale

2ND LARGEST INDUSTRIAL COMPANY IN CANADA

CN is the second largest Canadian non-bank company by market capitalization and the fifth largest firm traded on the TSX. CN's market capitalization has increased over 30 times the value of our IPO in 1995.

CN | 2018 Investor Fact Book Update 01

Overview

Our Business at a Glance

A GREAT AND DIVERSIFIED FRANCHISE

CN is a leading North American transportation and logistics company, and our 19,500-mile network spans Canada and Mid-America, connecting ports on three coasts. Our resource-rich, manufacturing-intensive network, along with our co-production agreements, routing protocols, marketing alliances and interline agreements, provide connections to consumers across North America.

We offer fully integrated rail and other transportation services, including intermodal, trucking, freight forwarding, warehousing and distribution. Serving exporters, importers, retailers and manufacturers, we move raw materials, intermediate goods and finished products to market, fostering the prosperity of the markets we serve.


Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Edmonton
Kamloops
Saskatoon
Calgary
Vancouver
LEGEND
CN main lines
Secondary and feeder
Shortline partners
Ports served by CN

Balanced and diverse portfolio

2017 REVENUES BY COMMODITY GROUP
(% of total revenues)


24% Intermodal
17% Grain and Fertilizers
17% Petroleum and Chemicals
14% Forest Products
12% Metals and Minerals
6% Automotive
4% Coal
6% Other Revenues

Broad geographic exposure

2017 REVENUES BY GEOGRAPHIC FLOW
(% of freight revenues)


34% Overseas
33% Transborder
17% Canadian Domestic
16% U.S. Domestic

02 CN | 2018 Investor Fact Book Update

A true backbone of the economy[1)]

ROUTE MILES	CARLOADS
19,500	5.7M

VALUE OF GOODS HANDLED	CAPITAL INVESTMENTS
$250B+	$2.7B

ASSETS	EMPLOYEES (as at December 31)
$37.6B	23,945

1) 2017 figures



Sept-Îles
Baie-Comeau
Matane
Moncton
Saint John
Halifax
Quebec
Montreal
Hearst
Regina
Winnipeg
Thunder Bay
Sault Ste. Marie
Duluth
Stevens Point
Chippewa Falls
Minneapolis/St. Paul
Arcadia
Green Bay
Fond du Lac
Toronto
Buffalo
Sarnia
Detroit
Toledo
Conneaut
Pittsburgh
Sioux City
Omaha
Joliet
Chicago
East Peoria
Springfield
Decatur
Indianapolis
East St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Gulfport
New Orleans
Waukegan
Leithton
ILLINOIS
FASTEST RAIL ROUTE IN AND AROUND CHICAGO
Munger
West Chicago
South Chicago
Chicago Outer Belt (CN)
Markam
Matteson
Gary
Griffith
Joliet
Chicago Heights
Goose Lake
INDIANA

CN | 2018 Investor Fact Book Update 03

Overview

Financial and Operating Measures

Financial measures

	2013	2014	2015	2016	2017
KEY FINANCIAL PERFORMANCE INDICATORS					
Total revenues ($ millions)	10,575	12,134	12,611	12,037	**13,041**
Rail freight revenues ($ millions)	9,951	11,455	11,905	11,326	**12,293**
Operating income ($ millions)	3,873	4,624	5,266	5,312	**5,558**
Net income ($ millions)	2,612	3,167	3,538	3,640	**5,484**
Adjusted net income ($ millions) [1)]	2,582	3,095	3,580	3,581	**3,778**
Diluted earnings per share ($)	3.09	3.85	4.39	4.67	**7.24**
Adjusted diluted earnings per share ($) [1)]	3.06	3.76	4.44	4.59	**4.99**
Free cash flow ($ millions) [1)]	1,623	2,220	2,373	2,520	**2,778**
Gross property additions ($ millions)	2,017	2,297	2,706	2,752	**2,703**
Share repurchases ($ millions)	1,400	1,505	1,750	2,000	**2,000**
Dividends per share ($)	0.86	1.00	1.25	1.50	**1.65**
FINANCIAL POSITION					
Total assets ($ millions)	29,988	31,687	36,402	37,057	**37,629**
Total liabilities ($ millions)	17,035	18,217	21,452	22,216	**20,973**
Shareholders' equity ($ millions)	12,953	13,470	14,950	14,841	**16,656**
FINANCIAL RATIOS					
Operating ratio (%)	63.4	61.9	58.2	55.9	**57.4**
Adjusted debt-to-adjusted EBITDA multiple (times) [1)]	1.72	1.57	1.71	1.75	**1.65**

1) See pages 22-24 for an explanation and reconciliation of these non-GAAP measures.

2017 VS. 2013 CAGR

+5%

TOTAL REVENUES
($ millions)


10,575
12,134
12,611
12,037
13,041
2013 2014 2015 2016 2017

+9%

OPERATING INCOME
($ millions)


3,873
4,624
5,266
5,312
5,558
2013 2014 2015 2016 2017

+24%[2)]

DILUTED EARNINGS PER SHARE[2)]
($)


Adjusted Diluted Earnings Per Share[1)]
3.09
3.85
4.39
4.67
7.24
2013 2014 2015 2016 2017

-600bps*

OPERATING RATIO
(%)


63.4
61.9
58.2
55.9
57.4
2013 2014 2015 2016 2017

* variance between 2017 and 2013

2) In 2017, includes a deferred income tax recovery resulting from the enactment of a lower U.S. federal corporate income tax rate due to the U.S. Tax Cuts and Jobs Act ("U.S. Tax Reform").

04 CN | 2018 Investor Fact Book Update

Operating measures[3]

	2013	2014	2015	2016	2017
STATISTICAL OPERATING DATA					
Gross ton miles (GTMs) (billions)	401.4	448.8	442.1	423.4	**469.2**
Revenue ton miles (RTMs) (billions)	210.1	232.1	224.7	214.3	**237.1**
Carloads (thousands)	5,190	5,625	5,485	5,205	**5,737**
Route miles (includes Canada and the U.S.)	20,000	19,600	19,600	19,600	**19,500**
Employees (end of year)	23,721	25,288	23,066	22,249	**23,945**
Employees (average for the year)	23,705	24,525	24,406	22,322	**23,074**
KEY OPERATING MEASURES					
Rail freight revenue per RTM (cents)	4.74	4.93	5.30	5.28	**5.18**
Rail freight revenue per carload ($)	1,917	2,036	2,170	2,176	**2,143**
GTMs per average number of employees (thousands)	16,933	18,298	18,114	18,969	**20,335**
Operating expenses per GTM (cents)	1.67	1.67	1.66	1.59	**1.59**
Labor and fringe benefits expense per GTM (cents)	0.54	0.52	0.54	0.50	**0.47**
Diesel fuel consumed (US gallons in millions)	403.7	440.5	425.0	398.9	**441.4**
Average fuel price ($/US gallon)	3.55	3.72	2.68	2.34	**2.74**
GTMs per US gallon of fuel consumed	994	1,019	1,040	1,061	**1,063**
OPERATING METRICS					
Car velocity (car miles per day)	205	199	224	236	**211**
Yard productivity (cars per yard switching hour)	42	44	48	51	**51**
Locomotive utilization (Trailing GTMs per total horsepower)	205	212	219	230	**225**
Train productivity (GTMs per train mile)	8,438	8,625	8,739	9,314	**9,424**
AAR Terminal dwell time (entire railroad, hours)	15.8	16.9	15.0	14.0	**16.2**
AAR Train velocity (miles per hour)	26.6	25.7	26.3	27.3	**25.3**
CN ROLLING STOCK					
Diesel locomotives (end of year)	2,029	2,087	2,180	2,268	**2,285**
Freight cars (end of year)	67,103	68,432	63,913	63,442	**65,019**

3) Statistical operating data, key operating measures and rolling stock information are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

2017 VS. 2013 CAGR

+4%

GROSS TON MILES (GTMs)
(billions)


401.4
448.8
442.1
423.4
469.2
2013
2014
2015
2016
2017

+3%

TRAIN PRODUCTIVITY
(GTMs per train mile)


8,438
8,625
8,739
9,314
9,424
2013
2014
2015
2016
2017

+5%

YARD PRODUCTIVITY
(cars per yard switching hour)


42
44
48
51
51
2013
2014
2015
2016
2017

+1%

CAR VELOCITY
(car miles per day)


205
199
224
236
211
2013
2014
2015
2016
2017

CN | 2018 Investor Fact Book Update 05

6% INTERMODAL COAL MINERALS $13B GRAIN AND 17% 06CN | 2018 Investor Fact Book Update Business unit revenue mix 2017 REVENUES BY COMMODIT Y (% of total revenues) 6% 4% OTHER REVENUES 24% AUTOMOTIVE 12% METALS AND TOTAL REVENUES 14% 17% FOREST FERTILIZERS PRODUCTS PETROLEUM AND CHEMICALS

Market Overview

CREATING VALUE FOR OUR CUSTOMERS

CN's freight revenues are derived from seven commodity groups representing a balanced and diversified portfolio of goods. This product diversity positions CN to better weather economic fluctuations and enhances our potential for growth opportunities.

CN's business model is based on continuous improvement and a supply chain mindset that allows us to view service the same way our customers do. This unique approach builds on our foundational strengths and fosters collaboration in every market. For example, CN has service level agreements with all our port terminal operators that focus on improving port dwell times. These agreements are one way to ensure loaded containers move quickly to their end destination. Many of our business segments, like Coal, Grain, Iron Ore and Auto Parts, are fully integrated into every step of their respective supply chains, from true origin to ultimate destination. All of our business units endeavour to work closely with their customers to understand their market cycles, anticipate future demand and ensure alignment to penetrate new markets and increase efficiency.

Delivering on our growth agenda

CN VOLUME PERFORMANCE RELATIVE TO INDUSTRY PEERS (RTMs)
(Index 2010 = 100)



140
130
120
110
100
90
80
CN
CP
KSU
NSC
CSX
UNP
2010
2011
2012
2013
2014
2015
2016
2017

+32%

INCREASE IN RTMs SINCE 2010

CN's objective is to grow our business faster than the overall North American economy. CN has demonstrated a strong track record of growth, outpacing the economy and our railroad industry peers.

CN | 2018 Investor Fact Book Update 07

Markets

Business Unit Performance

	Revenues $ millions						Carloads thousands					
	2013	2014	2015	2016	2017	% Change[1]	2013	2014	2015	2016	2017	% Change[1]
Petroleum and Chemicals	1,952	2,354	2,442	2,174	**2,208**	**2%**	611	655	640	599	**614**	**3%**
Metals and Minerals	1,240	1,484	1,437	1,218	**1,523**	**25%**	1,048	1,063	886	807	**995**	**23%**
Forest Products	1,424	1,523	1,728	1,797	**1,788**	**(1%)**	446	433	441	440	**424**	**(4%)**
Coal	713	740	612	434	**535**	**23%**	416	519	438	333	**303**	**(9%)**
Grain and Fertilizers	1,638	1,986	2,071	2,098	**2,214**	**6%**	572	640	607	602	**619**	**3%**
Intermodal	2,429	2,748	2,896	2,846	**3,200**	**12%**	1,875	2,086	2,232	2,163	**2,514**	**16%**
Automotive	555	620	719	759	**825**	**9%**	222	229	241	261	**268**	**3%**
Total rail freight	9,951	11,455	11,905	11,326	**12,293**	**9%**	5,190	5,625	5,485	5,205	**5,737**	**10%**
Other	624	679	706	711	**748**	**5%**						
Total	10,575	12,134	12,611	12,037	**13,041**	**8%**						

	RTMs millions						Average length of haul miles					
	2013	2014	2015	2016	2017	% Change[1]	2013	2014	2015	2016	2017	% Change[1]
Petroleum and Chemicals	44,634	53,169	51,103	43,395	**44,375**	**2%**	825	907	897	821	**819**	**0%**
Metals and Minerals	21,342	24,686	21,828	20,233	**27,938**	**38%**	257	291	307	313	**339**	**8%**
Forest Products	29,630	29,070	30,097	31,401	**30,510**	**(3%)**	784	798	810	836	**840**	**0%**
Coal	22,315	21,147	15,956	11,032	**14,539**	**32%**	471	354	317	292	**435**	**49%**
Grain and Fertilizers	43,180	51,326	50,001	51,485	**56,123**	**9%**	764	808	831	865	**905**	**5%**
Intermodal	46,291	49,581	52,144	53,056	**59,356**	**12%**	1,802	1,777	1,822	1,841	**1,848**	**0%**
Automotive	2,741	3,159	3,581	3,725	**4,257**	**14%**	642	712	766	730	**802**	**10%**
	210,133	232,138	224,710	214,327	**237,098**	**11%**	681	692	727	749	**775**	**3%**

1) % change from 2016 to 2017.


REVENUES
($ millions)
10,575
12,134
12,611
12,037
13,041
2013 2014 2015 2016 2017
CARLOADS
(thousands)
5,190
5,625
5,485
5,205
5,737
2013 2014 2015 2016 2017
RTMs
(billions)
210.1
232.1
224.7
214.3
237.1
2013 2014 2015 2016 2017
AVERAGE LENGTH OF HAUL
(miles)
435
802
339
840
819
905
1,848
855
2017
Intermodal
Grain and Fertilizers
Petroleum and Chemicals
Forest Products
Metals and Minerals
Automotive
Coal
Other
Average

08 CN | 2018 Investor Fact Book Update

Petroleum and Chemicals

Business unit overview

2017 COMMODITY BREAKDOWN
(% of revenues)


45% Chemicals and Plastics
36% Refined Petroleum Products
15% Crude and Condensate
4% Sulfur

$2,208M

2017 REVENUES

KEY FACTS

- CN is the only rail carrier servicing three major petrochemical centers in North America: the Alberta Heartland, the U.S. Gulf Coast and Southwestern Ontario
- CN handles over 50% of all Canadian chemicals production
- Petroleum and chemicals shipments move in customer-supplied private cars

COMMODITIES

PETROLEUM PRODUCTS

- Propane, butane, crude oil, gasoline, diesel, fuel oil, lubricants, asphalt, condensate

CHEMICALS AND PLASTICS

- Polyethylene, caustic soda, sulfuric acid, pulp mill chemicals

SULFUR

- Molten and dry sulfur

MARKET DRIVERS

- North American industrial production
- North American oil and gas production
- Chemicals and plastics feedstock prices
- Investment by supply chain partners

Metrics


REVENUES
($ millions)
1,952
2,354
2,442
2,174
2,208
2013 2014 2015 2016 2017
CARLOADS
(thousands)
611
655
640
599
614
2013 2014 2015 2016 2017
RTMs
(billions)
44.6
53.2
51.1
43.4
44.4
2013 2014 2015 2016 2017
AVERAGE LENGTH OF HAUL
(miles)
825
907
897
821
819
2013 2014 2015 2016 2017

2017 vs. 2013 CAGR

REVENUES	CARLOADS	RTMs	AVERAGE LENGTH OF HAUL
+3.1%	+0.1%	-0.1%	-0.2%

CN | 2018 Investor Fact Book Update 09

Markets

Metals and Minerals

Business unit overview

2017 COMMODITY BREAKDOWN
(% of revenues)


32% Energy Materials
29% Metals
23% Minerals
16% Iron Ore

$1,523M

2017 REVENUES

KEY FACTS

- CN serves 10 aluminum smelters, more than any other railroad in North America
- CN is the top mover of aluminum, iron ore and base metal ore in North America

COMMODITIES

METALS AND MINERALS

- Steel, non-ferrous ores and base metals, construction materials, machinery and large loads

ENERGY MATERIALS

- Frac sand and pipe

IRON ORE

MARKET DRIVERS

- Manufacturing production (e.g., automobiles, railcars, heavy equipment, aerospace)
- Non-residential construction activity
- Government spending on infrastructure projects
- Energy development projects
- World demand for ores and metals

Metrics

REVENUES
($ millions)


1,240
1,484
1,437
1,218
1,523
2013 2014 2015 2016 2017

CARLOADS
(thousands)


1,048
1,063
886
807
995
2013 2014 2015 2016 2017

RTMs
(billions)


21.3
24.7
21.8
20.2
27.9
2013 2014 2015 2016 2017

AVERAGE LENGTH OF HAUL
(miles)


257
291
307
313
339
2013 2014 2015 2016 2017

2017 vs. 2013 CAGR

Revenues	Carloads	RTMs	Average length of haul
+5.3%	-1.3%	+7.0%	+7.2%

10 CN | 2018 Investor Fact Book Update

Forest Products

Business unit overview

2017 COMMODITY BREAKDOWN
(% of revenues)



41% Lumber
30% Pulp
17% Paper
12% Panels

$1,788M

2017 REVENUES

KEY FACTS

- Largest rail carrier of forest products in North America
- Over 10% of total CN revenue tied to housing market
- Centrebeam fleet consists of over 11,000 premium cars

COMMODITIES

LUMBER & PANELS

- Lumber, oriented strand board panels, plywood and siding

PULP & PAPER

- Wood pulp, newsprint, printing paper, logs, wood chips, wood pellets, clay

MARKET DRIVERS

LUMBER & PANELS

- Residential construction and remodeling activity

PULP & PAPER

- Global consumption of paper, tissue and packaging

Metrics

REVENUES
($ millions)



1,424
1,523
1,728
1,797
1,788
2013
2014
2015
2016
2017

CARLOADS
(thousands)



446
433
441
440
424
2013
2014
2015
2016
2017

RTMs
(billions)



29.6
29.1
30.1
31.4
30.5
2013
2014
2015
2016
2017

AVERAGE LENGTH OF HAUL
(miles)



784
798
810
836
840
2013
2014
2015
2016
2017

2017 vs. 2013 CAGR

Revenues	Carloads	RTMs	Average length of haul
+5.9%	-1.3%	+0.8%	+1.7%

CN | 2018 Investor Fact Book Update 11

Markets

Coal

Business unit overview

2017 COMMODITY BREAKDOWN
(% of revenues)


28% Canadian Coal – Export
27% U.S. Coal – Export
26% Petroleum Coke
19% U.S. Coal – Domestic

$535M
2017 REVENUES

KEY FACTS

- Canadian coal consists of both thermal and metallurgical coal
- U.S. coal is 100% thermal coal
- Overall, coal represents 4% of CN revenues

COMMODITIES

- Thermal grades of bituminous coal and metallurgical coal
- Petroleum coke

MARKET DRIVERS

- Price of natural gas
- Weather
- Environmental regulations
- Global supply/demand conditions

Metrics

REVENUES
($ millions)


713
740
612
434
535
2013
2014
2015
2016
2017

CARLOADS
(thousands)


416
519
438
333
303
2013
2014
2015
2016
2017

RTMs
(billions)


22.3
21.1
16.0
11.0
14.5
2013
2014
2015
2016
2017

AVERAGE LENGTH OF HAUL
(miles)


471
354
317
292
435
2013
2014
2015
2016
2017

2017 vs. 2013 CAGR

Revenues	Carloads	RTMs	Average length of haul
-6.9%	-7.6%	-10.2%	-2.0%

12 CN | 2018 Investor Fact Book Update

Grain and Fertilizers

Business unit overview

2017 COMMODITY BREAKDOWN
(% of revenues)



39% Canadian Grain – Regulated
14% Canadian Grain – Commercial
20% U.S. Grain – Domestic
5% U.S. Grain – Exports
12% Fertilizers – Potash
10% Fertilizers – Other

$2,214M

2017 REVENUES

KEY FACTS

- Regulated Canadian grain accounts for roughly over 6% of CN's total revenue
- CN's U.S. grain franchise is concentrated in Illinois, Iowa, Michigan and Wisconsin
- CN competes directly with barges on the Mississippi River in the U.S.

COMMODITIES

GRAIN

- Wheat, oats, barley, peas, corn, ethanol, dried distillers grain, canola seed and canola products, soybeans and soybean products

FERTILIZER

- Potash, ammonia nitrate, urea, phosphate fertilizers

MARKET DRIVERS

GRAIN

- Weather conditions, seeded and harvested acreage, mix of grain crops and crop yield, size and quality of individual crops, international market conditions

FERTILIZER

- Input prices, demand, government policies, international competition

Metrics

REVENUES
($ millions)



1,638
1,986
2,071
2,098
2,214
2013
2014
2015
2016
2017

CARLOADS
(thousands)



572
640
607
602
619
2013
2014
2015
2016
2017

RTMs
(billions)



43.2
51.3
50.0
51.5
56.1
2013
2014
2015
2016
2017

AVERAGE LENGTH OF HAUL
(miles)



764
808
831
865
905
2013
2014
2015
2016
2017

2017 vs. 2013 CAGR

Revenues	Carloads	RTMs	Average length of haul
+7.8%	+2.0%	+6.8%	+4.3%

CN | 2018 Investor Fact Book Update 13

Markets

Intermodal

Business unit overview

2017 COMMODITY BREAKDOWN
(% of revenues)


66% International
34% Domestic

$3,200M

2017 REVENUES

KEY FACTS

- CNTL is one of Canada's largest trucking companies
- CargoCool® has one of Canada's largest reefer fleets
- Only railroad provider of Mobile Transport Trays (MTT)
- Dedicated customer service desk

COMMODITIES

INTERNATIONAL

- Import and export containerized traffic

DOMESTIC

- Consumer products for large retailers
- Raw materials, manufactured goods and consumer products for wholesale trucking and logistics clients

MARKET DRIVERS

- North American economy and consumer spending
- Global trade patterns
- North American industrial production

Metrics

REVENUES
($ millions)


2,429
2,748
2,896
2,846
3,200
2013 2014 2015 2016 2017

CARLOADS
(thousands)


1,875
2,086
2,232
2,163
2,514
2013 2014 2015 2016 2017

RTMs
(billions)


46.3
49.6
52.1
53.1
59.4
2013 2014 2015 2016 2017

AVERAGE LENGTH OF HAUL
(miles)


1,802
1,777
1,822
1,841
1,848
2013 2014 2015 2016 2017

2017 vs. 2013 CAGR

Revenues	Carloads	RTMs	Average length of haul
+7.1%	+7.6%	+6.4%	+0.6%

14 CN | 2018 Investor Fact Book Update

Automotive

Business unit overview

2017 COMMODITY BREAKDOWN
(% of revenues)



94% Finished Vehicles
6% Auto Parts

$825M
2017 REVENUES

KEY FACTS

- Over 2.4 million finished vehicles handled annually
- 18 automotive compound facilities
- Serving 13 North American vehicle assembly plants
- 5,700 multi-level railcars in CN's fleet

COMMODITIES

- Finished vehicles
- Auto parts

MARKET DRIVERS

- Automotive production and sales in North America
- Consumer confidence and disposable income
- Average age of vehicles in North America
- Price of fuel

Metrics

REVENUES
($ millions)



555
620
719
759
825
2013 2014 2015 2016 2017

CARLOADS
(thousands)



222
229
241
261
268
2013 2014 2015 2016 2017

RTMs
(billions)



2.7
3.2
3.6
3.7
4.3
2013 2014 2015 2016 2017

AVERAGE LENGTH OF HAUL
(miles)



642
712
766
730
802
2013 2014 2015 2016 2017

2017 vs. 2013 CAGR

Revenues	Carloads	RTMs	Average length of haul
+10.4%	+4.8%	+12.3%	+5.7%

CN | 2018 Investor Fact Book Update 15

Financials

Quarterly Consolidated Statements of Income

Unaudited

($ millions, unless otherwise indicated)

					2016					2017
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
REVENUES	2,964	2,842	3,014	3,217	**12,037**	3,206	3,329	3,221	3,285	**13,041**
OPERATING EXPENSES										
Labor and fringe benefits	590	469	495	565	**2,119**	580	527	525	589	**2,221**
Purchased services and material	408	377	379	428	**1,592**	440	432	424	473	**1,769**
Fuel	235	243	261	312	**1,051**	342	329	312	379	**1,362**
Depreciation and amortization	307	296	312	310	**1,225**	323	326	316	316	**1,281**
Equipment rents	95	92	92	96	**375**	101	103	107	107	**418**
Casualty and other	112	72	68	111	**363**	117	117	78	120	**432**
Total operating expenses	**1,747**	**1,549**	**1,607**	**1,822**	**6,725**	**1,903**	**1,834**	**1,762**	**1,984**	**7,483**
Operating income	**1,217**	**1,293**	**1,407**	**1,395**	**5,312**	**1,303**	**1,495**	**1,459**	**1,301**	**5,558**
Interest expense	(123)	(116)	(118)	(123)	**(480)**	(122)	(123)	(119)	(117)	**(481)**
Other income (loss)	5	(1)	–	91	**95**	2	1	5	4	**12**
Income before income taxes	**1,099**	**1,176**	**1,289**	**1,363**	**4,927**	**1,183**	**1,373**	**1,345**	**1,188**	**5,089**
Income tax recovery (expense)	(307)	(318)	(317)	(345)	**(1,287)**	(299)	(342)	(387)	1,423	**395**
Net income	**792**	**858**	**972**	**1,018**	**3,640**	**884**	**1,031**	**958**	**2,611**	**5,484**
Operating ratio	58.9%	54.5%	53.3%	56.6%	**55.9%**	59.4%	55.1%	54.7%	60.4%	**57.4%**
EARNINGS PER SHARE ($)										
Basic	1.01	1.10	1.26	1.33	**4.69**	1.16	1.36	1.28	3.50	**7.28**
Diluted	1.00	1.10	1.25	1.32	**4.67**	1.16	1.36	1.27	3.48	**7.24**
WEIGHTED AVERAGE NUMBER OF SHARES (millions)										
Basic	786.1	778.9	772.3	766.7	**776.0**	761.3	756.1	751.1	746.2	**753.6**
Diluted	789.0	782.0	775.7	770.1	**779.2**	764.5	759.7	755.0	750.0	**757.3**
Dividends declared per share ($)	0.3750	0.3750	0.3750	0.3750	**1.5000**	0.4125	0.4125	0.4125	0.4125	**1.6500**

16 CN | 2018 Investor Fact Book Update

Quarterly Consolidated Balance Sheets

Unaudited

($ millions)

	2016				2017			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
ASSETS								
Current assets								
Cash and cash equivalents	188	160	215	176	265	131	109	70
Restricted cash and cash equivalents	522	510	500	496	459	461	482	483
Accounts receivable	861	799	863	875	903	899	973	984
Material and supplies	432	451	405	363	412	453	422	424
Other current assets	237	202	186	197	270	213	137	229
Total current assets	**2,240**	**2,122**	**2,169**	**2,107**	**2,309**	**2,157**	**2,123**	**2,190**
Properties	31,813	32,120	32,959	33,755	33,686	33,656	33,460	34,189
Pension asset	1,450	1,559	1,651	907	1,061	1,160	1,260	994
Intangible and other assets	300	293	289	288	274	272	261	256
Total assets	**35,803**	**36,094**	**37,068**	**37,057**	**37,330**	**37,245**	**37,104**	**37,629**
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities								
Accounts payable and other	1,571	1,488	1,621	1,519	1,643	1,733	1,753	1,903
Current portion of long-term debt	987	1,238	671	1,489	1,563	1,815	1,723	2,080
Total current liabilities	**2,558**	**2,726**	**2,292**	**3,008**	**3,206**	**3,548**	**3,476**	**3,983**
Deferred income taxes	8,029	8,166	8,374	8,473	8,586	8,630	8,606	6,953
Other liabilities and deferred credits	597	602	575	593	605	589	568	590
Pension and other postretirement benefits	704	703	691	694	690	685	678	699
Long-term debt	9,141	9,084	10,022	9,448	9,361	8,742	8,691	8,748
SHAREHOLDERS' EQUITY								
Common shares	3,731	3,722	3,734	3,730	3,795	3,785	3,776	3,780
Common shares in Share Trusts	(77)	(77)	(77)	(137)	(113)	(113)	(113)	(168)
Additional paid-in capital	396	365	358	364	209	222	228	242
Accumulated other comprehensive loss	(1,925)	(1,913)	(1,831)	(2,358)	(2,357)	(2,416)	(2,522)	(2,784)
Retained earnings	12,649	12,716	12,930	13,242	13,348	13,573	13,716	15,586
Total shareholders' equity	14,774	14,813	15,114	14,841	14,882	15,051	15,085	16,656
Total liabilities and shareholders' equity	**35,803**	**36,094**	**37,068**	**37,057**	**37,330**	**37,245**	**37,104**	**37,629**

CN | 2018 Investor Fact Book Update 17

Financials

Quarterly Consolidated Statements of Cash Flows

Unaudited

($ millions)

					2016					2017
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
OPERATING ACTIVITIES										
Net income	792	858	972	1,018	**3,640**	884	1,031	958	2,611	**5,484**
Adjustments to reconcile net income to net cash provided by operating activities:										
Depreciation and amortization	307	296	312	310	**1,225**	323	326	316	316	**1,281**
Deferred income taxes	155	171	138	240	**704**	145	134	129	(1,603)	**(1,195)**
Gain on disposal of property	–	–	–	(76)	**(76)**	–	–	–	–	**–**
Changes in operating assets and liabilities:										
Accounts receivable	(27)	66	(47)	5	**(3)**	(31)	(6)	(91)	3	**(125)**
Material and supplies	(86)	(6)	46	44	**(2)**	(50)	(44)	26	(2)	**(70)**
Accounts payable and other	(8)	(73)	106	(76)	**(51)**	139	102	59	118	**418**
Other current assets	(6)	24	23	(20)	**21**	(71)	4	48	(61)	**(80)**
Pensions and other, net	(62)	(65)	(62)	(67)	**(256)**	(83)	(42)	(39)	(33)	**(197)**
Net cash provided by operating activities	**1,065**	**1,271**	**1,488**	**1,378**	**5,202**	**1,256**	**1,505**	**1,406**	**1,349**	**5,516**
INVESTING ACTIVITIES										
Property additions	(469)	(670)	(890)	(666)	**(2,695)**	(396)	(675)	(724)	(878)	**(2,673)**
Disposal of property	–	–	–	85	**85**	–	–	–	–	**–**
Other, net	(12)	(16)	(24)	(20)	**(72)**	(12)	(19)	(20)	(14)	**(65)**
Net cash used in investing activities	**(481)**	**(686)**	**(914)**	**(601)**	**(2,682)**	**(408)**	**(694)**	**(744)**	**(892)**	**(2,738)**

18 CN | 2018 Investor Fact Book Update

Unaudited

($ millions)

					2016					2017
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
FINANCING ACTIVITIES										
Issuance of debt	677	–	832	–	**1,509**	–	–	493	423	**916**
Repayment of debt	(111)	(387)	(18)	(439)	**(955)**	(10)	(29)	(25)	(777)	**(841)**
Net issuance (repayment) of commercial paper	(300)	622	(586)	401	**137**	89	(112)	(260)	662	**379**
Settlement of foreign exchange forward contracts on long-term debt	(1)	(23)	9	(6)	**(21)**	(3)	7	(34)	15	**(15)**
Issuance of common shares for stock options exercised	11	4	31	15	**61**	13	13	12	20	**58**
Withholding taxes remitted on the net settlement of equity settled awards	(25)	(11)	(4)	(4)	**(44)**	(52)	–	(3)	(2)	**(57)**
Repurchase of common shares	(512)	(532)	(502)	(446)	**(1,992)**	(499)	(505)	(539)	(473)	**(2,016)**
Purchase of common shares for settlement of equity settled awards	–	(10)	(4)	(1)	**(15)**	(19)	(1)	(2)	(3)	**(25)**
Purchase of common shares by Share Trusts	–	–	–	(60)	**(60)**	–	–	–	(55)	**(55)**
Dividends paid	(293)	(291)	(288)	(287)	**(1,159)**	(313)	(310)	(309)	(307)	**(1,239)**
Net cash used in financing activities	**(554)**	**(628)**	**(530)**	**(827)**	(2,539)	**(794)**	**(937)**	**(667)**	**(497)**	(2,895)
Effect of foreign exchange fluctuations on US dollar-denominated cash, cash equivalents, restricted cash, and restricted cash equivalents	4	3	1	7	15	(2)	(6)	4	2	(2)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**34**	**(40)**	**45**	**(43)**	(4)	**52**	**(132)**	**(1)**	**(38)**	**(119)**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	676	710	670	715	**676**	672	724	592	591	**672**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**710**	**670**	**715**	**672**	**672**	**724**	**592**	**591**	**553**	**553**
Cash and cash equivalents, end of period	188	160	215	176	**176**	265	131	109	70	**70**
Restricted cash and cash equivalents, end of period	522	510	500	496	**496**	459	461	482	483	**483**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**710**	**670**	**715**	**672**	**672**	**724**	**592**	**591**	**553**	**553**
SUPPLEMENTAL CASH FLOW INFORMATION										
Interest paid	(117)	(119)	(121)	(113)	**(470)**	(134)	(110)	(129)	(104)	**(477)**
Income taxes paid	(236)	(162)	(168)	(87)	**(653)**	(164)	(169)	(165)	(214)	**(712)**

CN | 2018 Investor Fact Book Update 19

Financials

Quarterly Financial and Statistical Data

Unaudited

					2016					2017
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
REVENUES ($ millions)										
Petroleum and chemicals	578	492	532	572	**2,174**	584	549	532	543	**2,208**
Metals and minerals	310	292	303	313	**1,218**	361	389	396	377	**1,523**
Forest products	462	439	449	447	**1,797**	447	464	440	437	**1,788**
Coal	93	95	110	136	**434**	129	126	135	145	**535**
Grain and fertilizers	522	432	497	647	**2,098**	607	530	492	585	**2,214**
Intermodal	693	697	736	720	**2,846**	742	815	827	816	**3,200**
Automotive	187	199	186	187	**759**	205	238	194	188	**825**
Total rail freight revenues	**2,845**	**2,646**	**2,813**	**3,022**	**11,326**	**3,075**	**3,111**	**3,016**	**3,091**	**12,293**
Other revenues	119	196	201	195	**711**	131	218	205	194	**748**
Total revenues	**2,964**	**2,842**	**3,014**	**3,217**	**12,037**	**3,206**	**3,329**	**3,221**	**3,285**	**13,041**
STATISTICAL OPERATING DATA										
Gross ton miles (GTMs) (millions)	103,468	99,999	105,535	114,424	**423,426**	116,235	117,195	118,171	117,599	**469,200**
Revenue ton miles (RTMs) (millions)	52,256	49,717	53,448	58,906	**214,327**	59,776	58,789	59,056	59,477	**237,098**
Carloads (thousands)	1,255	1,249	1,332	1,369	**5,205**	1,368	1,424	1,484	1,461	**5,737**
Route miles (includes Canada and the U.S.)	19,600	19,600	19,600	19,600	**19,600**	19,600	19,500	19,500	19,500	**19,500**
Employees (end of period)	22,636	22,162	22,166	22,249	**22,249**	22,549	23,089	23,428	23,945	**23,945**
Employees (average for the period)	22,694	22,230	22,134	22,231	**22,322**	22,396	22,858	23,183	23,859	**23,074**

20 CN | 2018 Investor Fact Book Update

Unaudited

	2016					2017				
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
KEY OPERATING MEASURES										
Rail freight revenue per RTM (cents)	5.44	5.32	5.26	5.13	**5.28**	5.14	5.29	5.11	5.20	**5.18**
Rail freight revenue per carload ($)	2,267	2,118	2,112	2,207	**2,176**	2,248	2,185	2,032	2,116	**2,143**
GTMs per average number of employees (thousands)	4,559	4,498	4,768	5,147	**18,969**	5,190	5,127	5,097	4,929	**20,335**
Operating expenses per GTM (cents)	1.69	1.55	1.52	1.59	**1.59**	1.64	1.56	1.49	1.69	**1.59**
Labor and fringe benefits expense per GTM (cents)	0.57	0.47	0.47	0.49	**0.50**	0.50	0.45	0.44	0.50	**0.47**
Diesel fuel consumed (US gallons in millions)	103.7	93.6	94.3	107.3	**398.9**	113.2	108.9	107.1	112.2	**441.4**
Average fuel price ($/US gallon)	2.07	2.30	2.43	2.58	**2.34**	2.76	2.65	2.56	2.98	**2.74**
GTMs per US gallon of fuel consumed	998	1,068	1,119	1,066	**1,061**	1,027	1,076	1,103	1,048	**1,063**
SAFETY INDICATORS[1]										
Injury frequency rate (per 200,000 person hours)	1.66	1.48	1.91	1.75	**1.70**	1.89	1.54	1.72	2.16	**1.83**
Accident rate (per million train miles)	1.11	1.57	1.31	1.71	**1.42**	1.54	1.61	2.03	2.18	**1.83**

1) Based on Federal Railroad Administration (FRA) reporting criteria.

Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. As such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

CN | 2018 Investor Fact Book Update 21

Financials

Non-GAAP Measures

This document makes reference to non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring.

The following table provides a reconciliation of net income and earnings per share, as reported for the periods specified, to the adjusted performance measures presented herein:

Unaudited

($ millions, except per share data)

Year ended December 31	2013	2014	2015	2016	2017
Net income as reported	**2,612**	**3,167**	**3,538**	**3,640**	**5,484**
Adjustments:					
Other income	(69)	(80)	–	(76)	–
Income tax expense (recovery)	39	8	42	17	**(1,706)**
Adjusted net income	**2,582**	**3,095**	**3,580**	**3,581**	**3,778**
Basic earnings per share as reported	**3.10**	**3.86**	**4.42**	**4.69**	**7.28**
Impact of adjustments, per share	(0.03)	(0.09)	0.05	(0.08)	**(2.26)**
Adjusted basic earnings per share	**3.07**	**3.77**	**4.47**	**4.61**	**5.02**
Diluted earnings per share as reported	**3.09**	**3.85**	**4.39**	**4.67**	**7.24**
Impact of adjustments, per share	(0.03)	(0.09)	0.05	(0.08)	**(2.25)**
Adjusted diluted earnings per share	**3.06**	**3.76**	**4.44**	**4.59**	**4.99**

For the year ended December 31, 2013, the Company reported adjusted net income of $2,582 million, or $3.06 per diluted share. The adjusted figures for the year ended December 31, 2013 exclude a first quarter gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.04 per diluted share) and a second quarter gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines, of $29 million, or $18 million after-tax ($0.02 per diluted share).

The adjusted figures also exclude a second quarter income tax expense of $5 million ($0.01 per diluted share) and a third quarter income tax expense of $19 million ($0.02 per diluted share), both resulting from the enactment of higher provincial corporate income tax rates.

22 CN | 2018 Investor Fact Book Update

For the year ended December 31, 2014, the Company reported adjusted net income of $3,095 million, or $3.76 per diluted share, which excludes a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures, of $80 million, or $72 million after-tax ($0.09 per diluted share) in the first quarter.

For the year ended December 31, 2015, the Company reported adjusted net income of $3,580 million, or $4.44 per diluted share, which excludes a deferred income tax expense of $42 million ($0.05 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.

For the year ended December 31, 2016, the Company reported adjusted net income of $3,581 million, or $4.59 per diluted share, which excludes a gain on disposal of track leading into Montreal's Central Station, together with the rail fixtures, of $76 million, or $66 million after-tax ($0.09 per diluted share) in the fourth quarter, and a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.

For the year ended December 31, 2017, the Company reported adjusted net income of $3,778 million, or $4.99 per diluted share, which excludes a net deferred income tax recovery of $1,706 million ($2.25 per diluted share) consisting of the following:

- in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of the U.S. Tax Reform and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates;
- in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate;
- in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and
- in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any.

The following table provides a reconciliation of net cash provided by operating activities, as reported for the periods specified, to free cash flow:

Unaudited

($ millions)

Year ended December 31	2013	2014	2015	2016	2017
Net cash provided by operating activities	3,548	4,381	5,140	5,202	**5,516**
Net cash used in investing activities	(1,925)	(2,161)	(2,767)	(2,682)	**(2,738)**
Free cash flow	1,623	2,220	2,373	2,520	**2,778**

CN | 2018 Investor Fact Book Update 23

Financials

Non-GAAP Measures (cont.)

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA.

The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

Unaudited

($ millions, unless otherwise indicated)

As at and for the year ended December 31	2013	2014	2015	2016	2017
Debt	7,802	8,372	10,427	10,937	**10,828**
Adjustment: Present value of operating lease commitments[1]	570	607	607	533	**478**
Adjusted debt	8,372	8,979	11,034	11,470	**11,306**
Net income	2,612	3,167	3,538	3,640	**5,484**
Interest expense	357	371	439	480	**481**
Income tax expense (recovery)	977	1,193	1,336	1,287	**(395)**
Depreciation and amortization	980	1,050	1,158	1,225	**1,281**
EBITDA	4,926	5,781	6,471	6,632	**6,851**
Adjustments:					
Other income	(73)	(107)	(47)	(95)	**(12)**
Deemed interest on operating leases	28	28	29	24	**22**
Adjusted EBITDA	4,881	5,702	6,453	6,561	**6,861**
Adjusted debt-to-adjusted EBITDA multiple (times)	1.72	1.57	1.71	1.75	**1.65**

1) The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

DESIGN: CAPSULE CREATIVE WWW.CAPSULECREATIVE.CA

24 CN | 2018 Investor Fact Book Update

Shareholder and Investor Information

Transfer agent and registrar

Computershare
Trust Company of Canada

Offices in:
Montreal, QC; Toronto, ON;
Calgary, AB; Vancouver, BC

Telephone: 1-800-564-6253
www.investorcentre.com/service

Co-transfer agent and co-registrar

Computershare Trust Company, N.A.
Attn: Stock Transfer Department

Overnight mail delivery:
250 Royall Street
Canton, MA 02021

Regular mail delivery:
P.O. Box 43078
Providence, RI 02940-3078

Telephone: 303-262-0600
or 1-800-962-4284

Shareholder services

Shareholders with questions concerning their shares should contact:

Computershare
Trust Company of Canada
Shareholder Services
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1

Telephone: 1-800-564-6253

www.computershare.com

Investor relations

Paul Butcher
Vice-President, Investor Relations

Telephone: 514-399-0052
Fax: 514-399-5985
Email: investor.relations@cn.ca

Tony Yee
Senior Manager, Investor Relations

Telephone: 514-399-4654
Fax: 514-399-5985
Email: investor.relations@cn.ca

Mailing address

CN Investor Relations
935 de La Gauchetière St. W., 16th Floor
Montreal, QC H3B 2M9

www.cn.ca/en/investors


2018 Investor Fact Book Update
A Solid Track Record of Creating Value for Shareholders
More than a Railroad

For the most up-to-date information, including financial results, regulatory filings, annual reports, company presentations, weekly performance metrics, and webcasts and events, please visit:

www.cn.ca/investors

CN | 2018 Investor Fact Book Update 25

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:March 22, 2018	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel